January 10, 2024

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306
Attention: Aisha Adegbuyi and Christian Windsor

Re: Nicholas Financial, Inc.
Registration Statement on Form S-4
Filed November 22, 2023
File No. 333-275704

Ladies and Gentlemen:

On behalf of Nicholas Financial, Inc. (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission Amendment No. 1 to the above‑captioned registration statement on Form S‑4 (the “Registration Statement”), which is marked to show changes from the Registration Statement that was filed with the Commission on November 22, 2023.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Ms. Irina Nashtatik, dated December 11, 2023. The responses are numbered to correspond with the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Form S-4 filed November 22, 2023

Risk Factors, page 13

1. Add a risk factor discussing the impact of your decision to attempt to preserve your net‑operating losses on your ability to implement your recovery plan. Disclose the amount of the net operating losses, and the extent to which you will be limited in your ability to enter into transactions in order to preserve the net operating losses.

Response: The disclosure on page 14 of the proxy circular/prospectus has been revised in response to this comment.

Risks Relating to the Loan Portfolio Sale, page 14

2. We note your disclosure on page 14 that “the Corporation engaged an independent third party to deliver a report on the ‘fair value’ of the Corporation’s common stock as of September 30, 2023.” Please identify the referenced expert who performed the valuation, the method of selection and the experts’ qualifications. Also, discuss the manner in which the expert was compensated, the report, and the methods used to reach its findings and the findings themselves. Please refer to Item 1015(b) of Regulation M‑A.

Response: The disclosure regarding the independent third party, its report and the services it provided to the Registrant have been deleted from the proxy circular/prospectus as the Registrant respectfully submits that the report provided by the third party is not materially related to the Loan Portfolio Sale. The third party was not engaged to render a report, opinion or appraisal for purposes of the Loan Portfolio Sale. The Registrant engaged the third party to render a report that would assist the Registrant in determining the “fair value” of the Registrant’s finance receivables as disclosed in the last table of Note 8 to the Registrant’s financial statements included in its Report on Form 10-Q for the quarterly period ended September 30, 2023. The report does not relate to, and does not provide an opinion on, or appraisal of, the “fair value”, or any other valuation, of the Registrant’s common stock. The report does not provide an opinion or appraisal relating to the consideration or the fairness of the consideration to be received by the Registrant from the Loan Portfolio Sale or the fairness of the Loan Portfolio Sale to the Registrant or its affiliates or to the Registrant’s stockholders.

Comparison of Shareholder Rights, page 19

3. We note your disclosure here about the differences in shareholder rights subject to the laws of British Columbia as opposed to the laws of Delaware. Consider providing a direct comparison of these differences in a tabular presentation for shareholders.

Response: The disclosure beginning on pages 20 of the proxy circular/prospectus has been revised in response to this comment by providing the comparison in a tabular presentation.

The Loan Portfolio Sale, page 33

4. We note your disclosure on page 33 that “[i]n July 2023, Westlake initiated an informal conversation with a Director of the Corporation to inquire if there was any potential interest in preliminary discussions regarding the sale of the loan portfolio to Westlake.” Additionally, we note your disclosure on page 34 that “[d]uring October and November 2023, a Director and the Corporation’s legal counsel negotiated the provisions of the Asset Purchase Agreement and exchanged multiple drafts of the Asset Purchase Agreement. The Board was kept informed of these negotiations.” Please identify the director(s) you reference, clarify if the director identified on page 33 participated in the negotiations of the sale of the loan portfolio to Westlake, if the director(s) has or has previously had any relationship with Westlake, and whether any preexisting ownership, other than the current 50,000 shares of common stock the company has the authority to issue, between the director and the company has existed.

Response: The disclosure on pages 33 and 44 of the proxy circular/prospectus has been revised in response to this comment.

5. We note your disclosure on page 33 that you “believe that [y]our automobile finance installment contracts will rapidly suffer large credit losses, which in turn could result in a significant devaluation of the Corporation and the market value of its stock and add uncertainty to [y]our ability to successfully implement [y]our restructuring plan.” We also note your disclosure on page 34 that “the Chief Financial Officer presented several financial models reflecting the potential effects of increasing credit losses on the current business, operations and financial condition and likely future business prospects for the Corporation over the next four years.” Please revise your disclosure to explain the basis for the Chief Financial Officer’s projections so that investors can better evaluate the board’s recommendation.

Response: The disclosure on page 34 of the proxy circular/prospectus has been revised in response to this comment.

Reasons for the Loan Portfolio Sale Proposal, page 37

6. We note your disclosure that “[a]ssuming closing of the Loan Portfolio Sale, [you] intend to explore strategic alternatives for the use of the net proceeds from the sale and seek to maximize the value of deferred tax assets, including net operating losses, available to the Corporation. The overall timeframe and structure of the Corporation’s restructuring remains uncertain.” We also note that the Board considered “alternatives and transactions involving the Corporation as a whole, such as a merger, reverse merger, sale of assets, strategic partnership or other business combination transaction, that would have a reasonable likelihood of providing value to our shareholders over time in excess of the amount, if any, the shareholders would receive in a liquidation.” Please clarify whether the board found any of these options viable and whether there are concrete plans to liquidate and distribute funds. Please revise your disclosure to explain what exactly the board plans to do with the funds that are received upon the completion of the purchase agreement. Make corresponding changes to the Questions and Answers and Risk Factors sections, as appropriate.

Response: The disclosure on pages 37 and 38 of the proxy circular/prospectus has been revised in response to this comment.

Where You Can Find More Information, page 46

7. Please revise this section to include the hyperlinks to the documents that were incorporated by reference on page 46.

Response: The section has been revised to include hyperlinks in response to this comment.

General

8. Please revise the forepart of this registration statement, and where appropriate, to explain to shareholders:

•
why the board is recommending this vote, and the basis for the board’s recommendation;
•
the liquidation value of the company;
•
what, if any, merger or asset acquisition plans exist;
•
what the plan for restructuring is; and
•
why the board believes the current plan is preferable to liquidating.

Response: The disclosure in the proxy circular/prospectus has been revised in response to this comment, including in the forepart and the letter to shareholders and pages 2, 7, 33, 36, 37 and 39.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact Anthony Scioli at (402) 231-8735 or anthony.scioli@kutakrock.com or me at (402) 231‑8744 or mark.ellis@kutakrock.com if you need anything further in connection with this matter.

Sincerely, /s/ Mark A. Ellis Mark A. Ellis